Filed by Callaway Golf Company

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Callaway Golf Company

(Subject Company Commission File No.: 001-10962)

This filing relates to the proposed merger involving Callaway Golf Company, a Delaware corporation (“Callaway”), 51 Steps, Inc., a Delaware corporation (“Merger Sub”) and Topgolf International, Inc., a Delaware corporation (“Topgolf”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 27, 2020, by and among Callaway, Merger Sub and Topgolf.

The following letter was sent by Oliver (Chip) Brewer III, President and Chief Executive Officer of Callaway, to Topgolf employees on October 27, 2020:

Topgolf Team,

I’m excited to write to you all today to share my excitement for the combination of Callaway and Topgolf. As a board member of Topgolf for the last nine years, I have had the pleasure of a front row seat to watch your incredible growth and have long been a believer in the potential of this company.

All of us at Callaway are absolutely thrilled at the potential to take an exciting leap forward together as one company.

We believe that our two businesses just make sense together. The consumers that experience Topgolf around the world every day are very similar to the consumers we reach at Callaway across all of our brands. This includes golfers and non-golfers alike.

Let me tell you a bit more about Callaway. We are premium golf equipment and active lifestyle company with a portfolio of global brands, including Callaway Golf, Odyssey, OGIO, TravisMathew and Jack Wolfskin. We have a presence around the world and everywhere golf is played. Our people also believe in innovation that delights consumers. You’ll see that in how the new MAVRIK set of clubs is the first to use AI in development and design or with TravisMathew’s exciting “Life on Tour” series or with Jack Wolfskin’s collaboration with Versace. You’ll see we have put together a family of brands that have a clear focus, exciting momentum and real connection with consumers.

Our mission, vision and values closely align and we have the utmost respect for the Topgolf team and for the impressive leadership that Dolf and Erik have displayed in building this industry-defining business. We look forward to welcoming Erik to our Board of Directors and his continued role in the success of this company. At the same time, I fully respect Dolf’s decision to pursue other leadership opportunities and we are very grateful for his commitment to make sure our two companies begin their journey together in the best position.

Following the completion of this deal, we will be uniting proven leaders with a shared passion for delivering exceptional golf experiences for all – from elite touring professionals to new and aspiring entrants to the game. With our complementary businesses and strong brands, we believe that we can create an unrivaled global golf and entertainment leader through a continued focus and investment in innovation. We expect to have the financial means to fully fund Topgolf’s growth plans and we have already identified a number of innovative ways where Callaway and Topgolf can work together to grow each other’s businesses faster than they would independently. We’ll have more to share on these initiatives once we formally unite as one company.

Together we will focus on delivering on the potential we see in Topgolf. You will find we are a team that likes to set clear goals and then moves quickly and efficiently to achieve them. We take pride in both our strong brand growth and financial results, results that have exceeded overall golf market growth for seven consecutive years.

I look forward to meeting with many of you in the coming months and can’t wait to see what we can accomplish together.

Speaking for everyone here at Callaway – we are excited to collaborate with you and build a company that will be truly unrivaled in what we do.

Sincerely,

C.B.

Additional Information and Where You Can Find It

Callaway Golf Company will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Callaway Golf Company that also constitutes a prospectus of Callaway Golf Company and a consent solicitation statement of Topgolf International, Inc. (the “proxy statement/prospectus/consent solicitation”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS/ CONSENT SOLICITATION, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CALLAWAY GOLF COMPANY, TOPGOLF INTERNATIONAL, INC., THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus/consent solicitation and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus/consent solicitation and other documents filed with the SEC on Callaway’s website at https://www.callawaygolf.com (for documents filed with the SEC by Callaway).

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Callaway, Topgolf, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Callaway in connection with the proposed transaction. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Callaway and Topgolf, respectively, in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus/consent solicitation when it is filed with the SEC. Information regarding Callaway’s directors and executive officers is contained in Callaway’s Annual Report on Form 10-K for the year ended December 31, 2019 and its Revised Definitive Proxy Statement on Schedule 14A, dated March 27, 2020, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “may,” “should,” “will,” “could,” “would,” “anticipate,” “plan,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” and similar expressions, among others, generally identify forward-looking statements, which speak only as of the date the statements were made and are not guarantees of future performance. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Callaway and Topgolf, including the anticipated operations, financial position, liquidity, performance, prospects or growth and scale opportunities of Callaway, Topgolf or the combined company, the strategies, prospects, plans, expectations or objectives of management of Callaway or Topgolf for future operations of the combined company, any statements regarding the approval and closing of the merger, including the need for stockholder approval and the satisfaction of closing conditions, and statements of belief and any statement of assumptions underlying any of the foregoing.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks, uncertainties and other factors relate to, among others: risks and uncertainties related to our pending merger with Topgolf, including the failure to obtain, or delays in obtaining, required regulatory approval, the risk that such approval may result in the imposition of conditions that could adversely affect Callaway or the expected benefits of the proposed transaction, any termination fee that may be payable by Callaway pursuant to the terms of the merger agreement, or the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all; costs, expenses or difficulties related to the merger with Topgolf, including the integration of the Topgolf business; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; the potential impact of the announcement, pendency or consummation of the proposed transaction on relationships with Callaway’s and/or Topgolf’s employees, customers, suppliers and other business partners; the risk of litigation or regulatory actions to Callaway and/or Topgolf; inability to retain key personnel; changes in legislation or government regulations affecting Callaway and/or Topgolf; uncertainty of the duration, scope and impact of COVID-19; a further spread or worsening of COVID-19; any further regulatory actions taken in response to COVID-19, including the future shutdown of or restrictions on Callaway’s or Topgolf’s retail locations, venues, distribution centers, manufacturing plants or other facilities; the effectiveness of Callaway’s or Topgolf’s protective gear, social distancing guidelines, and other preventive or safety measures; disruptions to business operations of Callaway and Topgolf as a result of COVID-19, including disruptions to business operations from travel restrictions, government-mandated or voluntary shut-down orders or quarantines, or voluntary “social distancing” that affects employees, customers and suppliers; continued growth, momentum and opportunities in the golf industry; production delays, closures of manufacturing facilities, retail locations, warehouses and supply and distribution chains; staffing shortages as a result of remote working requirements or otherwise; uncertainty regarding global economic conditions, particularly the uncertainty related to the duration and impact of the COVID-19 pandemic, and related decreases in customer demand and spending; and economic, financial, social or political conditions that could adversely affect Callaway, Topgolf or the proposed transaction.

The foregoing list is not exhaustive. For additional information concerning these and other risks and uncertainties that could affect these statements, the golf industry, and Callaway’s business, see Callaway’s Annual Report on Form 10-K for the year ended December 31, 2019 as well as other risks and uncertainties detailed from time to time in Callaway’s reports on Forms 10-Q and 8-K subsequently filed with the SEC, including the proxy statement/prospectus/consent solicitation that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Callaway undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.